Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 29, 2012, relating to the consolidated financial statements of Quad/Graphics, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to Quad/Graphics, Inc. changing its method of presenting comprehensive income in 2011 due to the adoption of FASB Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income, which has been applied retrospectively to all periods presented), and the effectiveness of Quad/Graphics, Inc.'s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Quad/Graphics, Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

August 8, 2012